

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2018

David Lazar
Chief Executive Officer
Shentang International, Inc.
3445 Lawrence Ave.
Oceanside, NY

>   **Re: Shentang International, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed August 2, 2018**
>   **File No. 000-55973**

Dear Mr. Lazar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed August 2, 2018

Description of Business,, page 1

1.   We note your references in the risk factors on page 8 to Zhongchai Machinery, Inc. and Melt, Inc. Please clarify the extent of Mr. Lazar's experience with transactions involving blank check companies. If material, please provide a brief description of these other blank check offerings, including whether they entered into any mergers or acquisitions, and the nature of Mr. Lazar's subsequent involvement in each company. Please add a discussion as to how Mr. Lazar will determine which company may get preference as to any identified business combination opportunities. Please also expand your risk factor disclosure in this regard, as applicable.

Directors, Executive Officers and Control Persons,, page 16

2.   Please describe the business experience for the past five years for David Lazar, including a discussion of any other directorships held. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions,, page 17

3.   Please include disclosure of the terms of the transaction involving the issuance of 27,000,000 shares to David Lazar in this section; or advise why the disclosure is not required. Also, please clarify the reference to ownership of 100% of the outstanding preferred shares on page 4.

Exhibits

4.   Please revise your incorporation by reference to clearly identify each document from which you are incorporating by reference. Exhibits 3.1, 3.2 and 3.3 do not appear to be filed with the referenced securities forms.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Matthew Mc Murdo, Esq.